Filed by Humboldt Bancorp pursuant
                                            to Rule 425 under the Securities Act
                                            of 1933, and deemed filed pursuant
                                            to Rule 14a-12 of the Securities
                                            Exchange Act of 1934.

                                            Subject Company:  Humboldt Bancorp
                                            Commission File No. 000-27784.

     Humboldt Bancorp provided the following information at a press conference and conference call held on September 21, 2000.

Slide 1

HUMBOLDT BANCORP
MERGER with
TEHAMA BANCORP

Conference Call
September 21, 2000
10 a.m. P.D.T.

Slide 2 - Forward Looking Statements

This presentation contains forward-looking statements about the financial condition, results of operations and business of Humboldt Bancorp on a pro forma basis assuming completion of the proposed merger transaction with Tehama Bancorp. These forward-looking statements include those relating to: (a) the internal rate of return to Humboldt Bancorp expected to be generated by the merger; (b) the expected percentage accretion from the merger to Humboldt Bancorp's cash and GAAP earnings per share; (c) the expenses expected to be incurred by Humboldt Bancorp to integrate the two companies; (d) the cost savings expected to be realized by Humboldt Bancorp from combining the two companies; (e) the accounting method expected to be used by Humboldt Bancorp to account for the merger; (f) the business opportunities and strategies expected to be available to Humboldt Bancorp and Tehama Bancorp following the merger; (g) the anticipated closing date of the merger; and (h) other statements that include the words "believes," "expects," "anticipates," "intends," "estimates," "should" or similar expressions.

These forward-looking statements involve risks and uncertainties. Factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements include, among other things, the following possibilities: (a) expected cost savings from the merger cannot be fully realized or realized within the expected time frame; (b) revenues following the


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merger are lower than expected; (c) costs or difficulties related to the integration of the businesses of Humboldt Bancorp and Tehama Bancorp are greater than expected; and (d) the merger is accounted for as a purchase rather than a pooling of interests. Humboldt Bancorp's reports filed with the SEC, including Humboldt Bancorp's Form 10-K for the year ended December 31, 1999, describe additional factors that could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements, including certain credit, market, operations, liquidity and interest rate risks associated with Humboldt Bancorp's business and operations. Other factors described in Humboldt Bancorp's December 31, 1999 Form 10-K include changes in business and economic conditions, competition, fiscal and monetary policies, disintermediation, legislation, and other acquisitions by Humboldt Bancorp.

Slide 3 - Shareholder Information

Humboldt Bancorp will file a Registration Statement on SEC Form S-4 and Humboldt Bancorp and Tehama Bancorp expect to mail a Joint Proxy Statement/Prospectus to stockholders of Humboldt Bancorp and Tehama Bancorp containing information about the merger. Shareholders of Humboldt Bancorp and Tehama Bancorp are urged to read the Joint Proxy Statement/Prospectus carefully when it is available. The Joint Proxy Statement/Prospectus will contain important information about Humboldt Bancorp, Tehama Bancorp, and the merger. Shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus, when filed, through the website maintained by the SEC at http://www.sec.gov.

Information Concerning Participants and Persons Involved in The Solicitation. Humboldt Bancorp, its directors and executive officers may be soliciting proxies from Humboldt Bancorp stockholders in favor of the merger. All costs of the solicitation will be borne by Humboldt Bancorp.

Slide 4 -- Transaction Overview

o Creates over $834 million asset company (based upon June 30th results for both companies)

o Formalizes a constructive relationship between two banking companies that have an established track record in collaboration (Bancorp Financial Services & investment in mortgage company) and run similar businesses
o    Tehama remains independent subsidiary - expect to retain customers & staff
o Combines merger of equals approach with a fair premium for change of control in ownership
o Transaction expected to be accretive in 2001 without disruption in customer service


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Slide 5 -- Tehama Bancorp Overview

o    Founded in Red Bluff in 1984
o    $233 Million In Assets
o    6 Branches
o    Interstate 5 concentration
o    15% ROAE
o    1.25% ROAA
o    15% growth in first half of 2000

Slide 6 - Deal Structure

o Exchange of 1.775 shares of Humboldt Bancorp common stock for each Tehama Bancorp share
o Deal value of no less than $17.47 per share based on closing price of Humboldt Bancorp stock on 09/19/00
o    Tax-free exchange
o    Pooling accounting
o    2000 close

Slide 7 - Deal Pricing

Price Multiples (1)

1.9 x    Price to Book ($10.67)
13.2 x   Price to LTM Earnings ($1.55)
11.7 x   Price to Estimated 2000 Earnings ($1.74)

(1) Assumes $20.41 merger consideration based on Humboldt's closing price of $11.50 as of September 19, 2000

Slide 8 - Deal Results

o Accretive to Humboldt Bancorp Shareholders in 2001 EPS (excluding merger related expenses and any Tehama Bancorp special charges)
o    Internal Rate of Return - 17%

Slide 9 -- Key Assumptions

Tehama Bancorp Core 2001 EPS    $2.12

Revenue Synergies               None

Expense Saves                   $1.3MM


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% of Tehama Bancorp 2000 Expenses     13.4%

Merger Expenses                       $1.1MM

Slide 9 -- Acquisition Rationale

o    Combined resources will allow better service and wider product enhancements
o Completion will elevate Humboldt Bancorp to one of the 20 largest independent financial institutions in California and one of the four largest in Northern California.
o At June 30th, combined assets over $834 million; expect that number to grow to vicinity of $850 by year-end

Slide 10 -- Map of California with Humboldt Bank, Capitol Thrift & Loan, Capitol Valley Bank, Bancorp Financial Services, and Tehama Bank locations